Exhibit 99.2

GRANITE REAL ESTATE INVESTMENT TRUST

(“Granite REIT”)

and

GRANITE REIT INC.

Report of Voting Results for Annual General Meetings of Stapled Unitholders

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the joint annual general meetings (the “Meetings”) of holders of stapled units (“Stapled Units”) of Granite REIT and Granite REIT Inc. held on June 15, 2017.

1.	By resolution passed by a vote conducted by a show of hands, the individuals below were elected as trustees of Granite REIT and directors of Granite REIT Inc. to hold office until the next annual general meeting or until their successors are duly elected:

Peter Aghar

Donald Clow

Remco Daal

Michael Forsayeth

Samir Manji

Kelly Marshall

Al Mawani

Gerald Miller

2.	By resolution passed by a vote conducted by a show of hands, Deloitte LLP was re-appointed as auditor of each of Granite REIT and Granite REIT Inc. until the next annual general meeting or until a successor is appointed, and the board of directors of Granite REIT Inc. was authorized to fix the remuneration of the auditor of Granite REIT Inc.

DATED as of this 15th day of June, 2017.

GRANITE REAL ESTATE INVESTMENT TRUST

By:	/s/ Michael Forsayeth
Michael Forsayeth Chief Executive Officer

GRANITE REIT INC.

By:	/s/ Michael Forsayeth
Michael Forsayeth Chief Executive Officer